

July 1, 2011

Via E-mail
David J. Turner, Jr.
Chief Financial Officer
Regions Financial Corporation
1900 Fifth Avenue
Birmingham, AL 35203

> **Re: Regions Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 000-50831**

Dear Mr. Turner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors

Our status as a non-investment grade issuer…, page 21

1. Please quantify the expected impact of a one and two notch downgrade in credit ratings.

2. Please revise this risk factor in future filings to discuss whether your status as an non-investment grade issuer and/or past reductions in your credit ratings have

affected your access to credit market or short-term funding, funding costs, financial condition or liquidity, or had any impact on customers or counterparties.

Negative perceptions associated with our continued participation…, page 24

3. Please identify the conditions to repurchase that you have not yet satisfied.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Intangible Assets, page 54

4. You disclose that the after-tax effects of the step two adjustments determined as part of the goodwill impairment analysis, which were primarily write-downs of assets to fair value, exceeded any reductions in the value of common equity determined in step one of the impairment test; therefore, the results were no impairment for the Banking/Treasury reporting unit. Please revise your disclosure in future filings to state, if true, that your calculation of implied goodwill in step two exceeded the carrying value of goodwill; therefore, the results were no impairment for the Banking/Treasury reporting unit. Additionally, disclose the amount or percentage by which implied goodwill exceeded the carrying value of goodwill.

Bank Regulatory Capital Requirements, page 85

5. You disclose your pro forma Tier 1 common and Tier 1 capital ratios, based on your current understanding of the guidelines, are approximately 7.62 and 11.35 percent, above the Basel III minimums of 7 percent for Tier 1 common and 8.5 percent for Tier 1 capital, and you also expect to meet the Basel III liquidity coverage ratio in its current form. Please revise your disclosure in future filings to label these measures as non-GAAP instead of pro forma throughout the filing as they have yet to been finalized by the regulators, and disclose a quantitative calculation on how you arrive at these measures under Basel III. Also, address how you determined that you expect to the meet the Basel III liquidity coverage ratio, including the time period you expect to meet the ratio, and any actions you have or plan to take to achieve the ratio.

Portfolio Characteristics, page 96

Home Equity, page 99

6. We note that your home equity portfolio totaled $14.2 billion as of December 31, 2010 and that you have a significant concentration of these loans in Florida, where losses on relationships where you are in a second lien position are higher

than first lien losses. Please respond to the following and enhance your disclosures in future filings as appropriate:

- Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

- Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity loan.

- Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide more quantitative data on when the loans convert to amortizing.

- Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Credit Risk

Allowance for Credit Losses, page 100

7. You disclose, on page 106, that for CAP modifications, your recidivism rate is currently approximately 22 percent (which has increased from the prior year), and you disclose, on page 146, that accruing and non-accruing TDRs less than $2.5 million are included with pools of loans with similar risk characteristics and evaluated collectively. Please tell us, and disclose in future filings, whether, and if so, how you consider a recidivism rate or re-default rate in your allowance for loan loss calculation related to accruing and non-accruing TDRs as well as other modified loans. Additionally, we note your disclosure that many of the modifications are finalized without the borrower ever reaching 180 days past due, and given the positive impact of the restructuring on the likelihood of recovery under the modified terms, accrual status continues to be appropriate for these loans. Please tell us, and disclose in future filings, whether, and if so, how, you consider a recidivism rate in keeping the CAP modified loans on accrual status after the modification.

Non-Performing Assets, page 107

8. You state, on page 47, that net charge-offs totaled $2.8 billion, or 3.22 percent of average loans in 2010 compared to $2.3 billion, or 2.38 percent of average loans in 2009, and the increased loss rate reflected seasoning of losses as you move through the credit cycle as well as the impact of opportunistic asset dispositions

which increased charge-offs and decreased average loan balances. You also disclose on page 107 that the decrease in non-performing assets during the year ended December 31, 2010 reflects your efforts to work through problem assets and reduce the riskiest exposures. Please revise your disclosure in future filings to more clearly disclose what you mean by opportunistic asset dispositions, including the parties to which you sold the assets and any continuing involvement you may have with the related assets. Also, describe the efforts you have undertaken to work through problem assets and reduce the riskiest exposures. Finally, please disclose a roll-forward of non-performing loans by portfolio segment and in the aggregate, including transfers in/out due to payment status, transfer to held for sale, loans sold directly from the held-for-investment portfolio, loans modified and returned to performing, loans paid off in full, and loans charged off.

9. You disclose on page 109 that at December 31, 2010 and December 31, 2009, you had approximately $800 million and $1.2 billion, respectively, of potential problem commercial and investor real estate loans that were not included in non-accrual loans, but for which you had concerns as to the ability of such borrowers to comply with their present loan repayment terms. Please tell us, and revise your disclosure in future filings to include a roll-forward of all potential problem loans by portfolio segment and in the aggregate, and separately identify the transfers in, transfers out due to non-accrual status, loans sold, loans repaid in full, loans modified and no longer deemed a potential problem loan, as well as any other material transfer category.

10. Please clarify whether your residential first mortgages and home equity mortgages that are 90+ days past due and still accruing include loans whose repayments are insured by the FHA or guaranteed by the VA. If so, please state that fact and quantify the amount of those loans, and if not, please quantify the amounts of loans in your portfolio that are 90+ days past due and still accruing but excluded from the table because of the insurance/guarantee.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Loans Held for Sale, page 124

11. Please tell us why you classify gains and losses on commercial and investor real estate loans held for sale within other non-interest expense, but you classify gains and losses on all other loans held for sale within other non-interest income.

Loans, page 124

12. You disclose that loans are placed on non-accrual status when you have determined that full payment of all contractual principal and interest is in doubt, or based on a period of delinquency, unless the loan is well-secured and in the process of collection. Please revise your disclosure in future filings to expand upon the factors you consider in concluding that full payment of all contractual principal and interest is in doubt, and clarify the period of delinquency you use to determine when you place a loan on non-accrual for each loan class. Refer to ASC 310-10-50-6(a).

13. You disclose that when a commercial loan is placed on non-accrual status, uncollected interest accrued in the current year is reversed and charged to interest income while uncollected interest accrued from prior years on commercial loans placed on non-accrual status in the current year is charged against the allowance for loan losses. Please revise your disclosure in future filings to state whether you include an estimate of uncollected interest in your allowance for loan losses for those amounts that are ultimately charged-off against the allowance. Additionally, please clarify why you have a different policy for your consumer loans, since it appears that all uncollected interest accrued, regardless of when recognized, is reversed and charged to interest income.

14. Please revise your disclosure in future filings to also include your policy for uncollected interest accrued for investor real estate loans on non-accrual.

15. Please revise your disclosure in future filings to include your policy for resuming accrual of interest on each class of non-accrual loans, and state whether you reclassify your non-accrual loans to accrual at that point. Refer to ASC 310-10-50-6(c).

16. You disclose charge-offs on commercial and investor real estate loans occur when available information confirms the loan is not fully collectible and the loss is reasonably quantifiable. Please revise your disclosure in future filings to clarify the factors you consider in concluding the loan is not fully collectible and the loss is reasonably quantifiable. Also, clarify whether you have an established threshold in terms of days past due beyond which you partially or fully charge-off all loans in these portfolio segments. Refer to ASC 310-10-50-11B(b).

17. You also disclose that consumer loans are subject to mandatory charge-off at a specified delinquency date consistent with regulatory guidelines. Please revise your disclosure in future filings to more clearly state your charge-off policy for consumer loans, including the applicable regulatory guidelines. Refer to ASC 310-10-50-11B(b).

Allowance for Credit Losses, page 124

18. You disclose on page 125 that the allowance is maintained at a level believed adequate by you to absorb probable losses inherent in the loan portfolio and in accordance with GAAP and regulatory guidelines. If true, please revise your disclosure in future filings to confirm here as well as in other places throughout the document where you refer to the allowance as adequate or state that you evaluate the adequacy of the allowance to instead state that you believe the allowance is maintained at a level believed appropriate to absorb probable losses inherent in the loan portfolio.

Foreclosed Property and Other Real Estate, page 127

19. You disclose that at or shortly after the date of transfer (of other real estate and certain other assets acquired in satisfaction of indebtedness), when the recorded investment in the loan exceeds the property's fair value less costs to sell, write-downs are recorded as charge-offs against the allowance. Please revise your disclosure in future filings to clarify what you mean by shortly after the date of transfer, including the length of this time period after the date of transfer until the loan is charged-off.

Note 5. Allowance for Credit Losses, page 141

20. You disclose on page 143 that loans in the investor real estate portfolio segment are particularly sensitive to valuation of real estate. Additionally, based on your disclosure on page 99, it appears that you monitor current LTV ratios for residential first mortgages and home equity loans. Please tell us whether you monitor current LTV ratios for commercial real estate mortgage and commercial investor real estate mortgage and if so, please revise your disclosure in future filings to include all of your applicable loan classes by weighted-average LTV on a disaggregated basis (e.g., multiple weighted-average LTV buckets for each loan class).

21. Tell us what other credit quality indicators are used to monitor your consumer portfolio segment besides accrual status. In this regard, we note from review of your aging analysis of past due loans that a greater proportion of your residential first mortgages are on non-accrual status as compared to your home equity loans. For example, non-accrual loans make up 43% of your residential first mortgages past due, and 79% of 90+ days past due, versus comparable percentages of 13% and 28% for your home equity loans. Please tell us the factors driving these percentages and discuss in further detail any other credit quality indicators considered as part of your analysis.

22. Please reconcile the legal balance disclosed within your tabular disclosure on page 146 to the term unpaid principal balance used in ASC 310-10-50-15, and revise your disclosure in future filings as appropriate.

Note 6. Servicing of Financial Assets, page 147

23. You disclose your recourse liability on page 148 and state that it represents your estimated credit losses on contingent repurchases of loans or make-whole payments related to residential mortgage loans previously sold. Please tell us, and expand your disclosures in future filings to discuss the level of unresolved claims existing at the balance sheet date by type of claimant. Additionally, please discuss any trends, such as loan vintages, loan types, or specific violation causing the majority of the repurchase requests.

Note 9. Foreclosed Properties, page 151

24. We note your disclosure showing the write-downs and partial liquidations on foreclosed properties. Please revise your disclosure in future filings to separately quantify the amount of write-downs recorded on foreclosed properties during the periods presented. Where the write-downs are significant as a percentage of carrying value, please disclose the underlying reasons for those post-foreclosure write-downs in each period presented, and identify whether the impairments were on new transfers from loans or on properties remaining in inventory from the prior year.

Note 21. Fair Value Measurements

Items Measured at Fair Value on a Recurring Basis, page 178

Items Measured at Fair Value on a Non-Recurring Basis, page 184

25. In some instances, you disclose that you utilize third party pricing services to value your securities, and you use professional valuations and third party appraisals to value your foreclosed property and other real estate and loans held for sale. Please revise your disclosure in future filings to address the validation procedures you perform to validate the prices, valuations, and appraisals that you receive from third parties and utilize in your fair value measurements. In your revised disclosure, please address any procedures you have performed to formally evaluate the valuations provided by third parties and discuss whether you make any adjustments to the prices and valuations received from these third parties.

Note 23. Commitments, Contingencies and Guarantees

Legal, page 190

26. You disclose on page 190 that in light of the inherent uncertainties involved in the matters related to the class-action lawsuits filed beginning in 2007 on behalf of investors who purchased shares of certain Regions Morgan Keegan Select Funds and shareholders of Regions and the class-action lawsuit filed by customers of

Regions Bank in September 2009 and discussed in further detail on page 192, it is reasonably possible that an adverse outcome in any of these matters could be material to your business, consolidated financial position, results of operations, or cash flows for any particular reporting period. To the extent that you still believe you are unable to provide an estimate of reasonably possible losses, please provide other information that may illustrate the maximum potential damages, such as the dollar amount of the Select Funds sold and the dollar amount of NSF fees charged in the relevant periods subject to the lawsuit.

Note 24. Parent Company Only Financial Statements, page 193

27. Please revise your disclosure in future filings either here or in Note 12 to clarify the long-term debt issued by the parent company, including the contractual maturities and how much of the $6 billion due within one year was issued by the parent company.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 30

28. We note your disclosure on page 71 that the Compensation Committee may, in its sole discretion, take into account the outcome of the nonbinding vote on executive compensation when considering future executive compensation arrangements. In future filings, please discuss in the Compensation Discussion and Analysis section whether and, if so, how you have considered the results of the advisory vote in determining compensation policies and decisions and, if so, how that consideration affected your compensation policies and decisions. See Item 402(b)(1)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Stephanie Hunsaker at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director